EXHIBIT 12.1

SUPERTEL HOSPITALITY, INC. AND SUBSIDIARIES

STATEMENT REGARDING COMPUTATION

OF RATIO OF EARNINGS TO COMBINED FIXED CHARGES

AND PREFERRED STOCK DIVIDENDS

(Dollars in Thousands)	Nine months ended September 30, 2007	2006	2005	2004	2003	2002
	Historical Consolidated	Historical Consolidated
EARNINGS
Earnings from continuing operations before income taxes	$4,723	$3,614	$2,747	$1,057	$220	$(2,287)
Interest expense and deferred financing cost [b]	9,249	8,255	5,959	5,583	6,786	8,748
Minority interest	309	334	226	218	270	258

Earnings	$14,281	$12,203	$8,932	$6,858	$7,276	$6,719

FIXED CHARGES
Interest expense and deferred financing cost [b]	9,249	8,255	5,959	5,583	6,786	8,748
Preferred stock dividend	749	1,215	6	—	—	—

Combined fixed charges and preferred stock dividends	$9,998	$9,470	$5,965	$5,583	$6,786	$8,748

CONSOLIDATED RATIO OF EARNINGS TO COMBINED FIXED CHARGES AND PREFERRED STOCK DIVIDENDS	1.428	1.289	1.497	1.228	1.072	0.77	(a)

[a]	The earnings were inadequate to cover fixed charges by approximately $2.0 million for the year ended December 31, 2002.

[b]	For purposes of this statement, interest expense consists of interest on all indebtedness including amounts allocated to discontinued operations, in accordance with FASB Statement No. 144